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                                                                  Exhibit (20b)

CONTACT:  THOMAS T. KMIECIK
          VICE PRESIDENT, FIRST UNION REAL ESTATE INVESTMENTS
          (216) 781-4030

CONTACT:  RICHARD M. OSBORNE
          (216) 951-1111

FOR IMMEDIATE RELEASE

                     FIRST UNION AND OSBORNE SETTLE DISPUTES

CLEVELAND, OHIO, DECEMBER 14, 1995 -- FIRST UNION REAL ESTATE INVESTMENTS (NYSE:FUR), First Union Real Estate Investments and Richard M. Osborne and Turkey Vulture Fund XIII, Ltd. today announced that they have entered into an agreement settling all claims between them and providing for the dismissal of the parties' pending litigation.

The settlement agreement provides for First Union's purchase from Mr. Osborne and the Fund of 950,000 shares of beneficial interest of First Union at the average 1995 trading price through December 8 of $7.50 per share. Under the Agreement, Mr. Osborne and the Fund have also agreed not to acquire additional shares of First Union and, in the future, to vote their remaining shares as recommended by First Union management.

Mr. Osborne stated, "I have met with First Union's management and I agree with their philosophy and the direction of First Union's Strategic Plan." James C. Mastandrea, Chairman and Chief Executive Officer of First Union, stated, "We are pleased to put this litigation behind us and to focus 100% of our energies and resources on repositioning our company and enhancing and creating value for our shareholders."

First Union and Mr. Osborne also announced that Mr. Osborne may, subject to normal contingencies, purchase on market terms certain office property owned by First Union. Details will be provided if a transaction is finalized.

First Union Real Estate Investments (NYSE:FUR) is an equity real estate investment trust (REIT) specializing in retail and apartment properties with ownership interests in commercial office buildings.

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